August 21, 2009

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

Dear Ms. Stirling:

This Definitive Proxy Statement is being filed under Section 14(a) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, by you on August 11, 2009 regarding the Preliminary Proxy Statement filed by the Trust on behalf of its series, Smead Value Fund (the “Fund”) on August 10, 2009.  The Trust is filing this Definitive Proxy Statement with the revisions discussed herein in response to your comments, and to make certain other non-material changes.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Comment 1:
With respect to the “Q&A” page, please revise the answer to the third question to state that the Rule 12b-1 fee will be paid at an annual rate of “0.25%,” as stated in the remainder of the proxy statement and in the Distribution Plan, rather than “up to 0.25%.”

Response:	The Trust responds by making the requested revision.

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel
John P. Buckel
Vice President
Trust for Professional Managers